Exhibit 99.16

APRIL 30, 2015

Management’s Discussion and Analysis

INTRODUCTION

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements, which follow this MD&A, and the audited annual financial statements and annual MD&A in the 2014 Annual Report. Financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Additional information on Norbord, including documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. All financial references in the MD&A are stated in US dollars, unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Earnings before finance costs, income taxes, depreciation and other unusual or non-recurring items (Adjusted EBITDA), cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States, Canada and Europe. Pro forma for the merger with Ainsworth Lumber Co. Ltd. (Ainsworth), Norbord is the largest producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) ( 3⁄8-inch basis). In North America, pro forma for the Ainsworth merger, Norbord owns 13 OSB production facilities located in the South East region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates four production facilities in the United Kingdom and Belgium and is the UK’s largest panel producer. Pro forma for the Ainsworth merger, the geographical breakdown of panel production capacity is approximately 80% in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America, Europe and Asia.	OSB Accounts for 90% of Norbord’s Business(1) Production Capacity by Product NA = North America EU = Europe (1) Pro forma for the Ainsworth merger

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	1

Norbord’s financial goal is to achieve top quartile ROE and ROCE among North American forest products companies. As Norbord operates in a cyclical commodity business, Norbord interprets its financial goals over the cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance and prudent balance sheet management should enable it to access public and private capital markets, subject to financial market conditions. At period-end, Norbord had unutilized liquidity of $298 million, comprising $4 million in cash, $239 million in unutilized revolving bank lines and $55 million undrawn under its accounts receivable securitization program.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth. Each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth common share held and consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth is now a wholly-owned subsidiary of Norbord.

As Norbord and Ainsworth operated as separate companies during the first quarter of 2015, this MD&A reviews Norbord’s standalone performance during the period. Any forward-looking discussion and numbers that reflect the combined company are clearly stated as “pro forma for the Ainsworth merger”.

SUMMARY

Norbord recorded Adjusted EBITDA of $10 million in the first quarter of 2015. Harsh winter weather conditions across North America presented market challenges in the first quarter. While March 2015 year-to-date US housing starts were up 4% compared to the first quarter of 2014, the seasonally adjusted annualized rate fell to 0.93 million for the month of March. In addition, according to the APA-The Engineered Wood Association, North American OSB demand was approximately 4.9 Bsf ( 3⁄8-inch basis) in the quarter, down 0.4% from the prior quarter, and representing just 79% of industry operating capacity. Against this backdrop, North Central benchmark OSB prices averaged $193 per thousand square feet (Msf) ( 7⁄16-inch basis) in the quarter, down 11% and 12% over the prior quarter and the prior year, respectively. Norbord’s North American operating mills ran well despite the weather challenges and increased sales volume by 1% year-over-year. Manufacturing costs decreased both quarter-over-quarter and year-over-year, primarily driven by improved productivity, raw material usage improvements and input cost relief from lower resin prices. Results from Norbord’s European panel business softened due to OSB pricing pressure from the Ukraine crisis and the Russian ruble collapse.

Norbord recorded a loss of $6 million ($0.11 loss per basic and diluted share) in the first quarter of 2015 compared to earnings of $3 million ($0.06 per basic and diluted share) in the prior quarter and earnings of $7 million ($0.13 per basic and diluted share) in the first quarter of 2014. Earnings in the first quarter of 2015 included $4 million in Ainsworth merger costs ($0.07 per basic and diluted share). Earnings in the fourth quarter of 2014 included $5 million in Ainsworth merger costs ($0.09 per basic and diluted share) and a non-recurring income tax recovery of $7 million ($0.13 per basic and diluted share). The earnings decrease versus both comparative quarters is primarily attributed to lower North American OSB prices.

Housing market activity, particularly in the US, influences OSB demand and pricing. With over 70% of the Company’s panel capacity located in North America (80% pro forma for the Ainsworth merger), fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In the first quarter of 2015, approximately

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	2

50% of Norbord’s OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, light commercial construction and industrial applications. Management believes this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, Norbord’s shipment volume to the new home construction sector will continue to grow.

On the cost side, fluctuations in raw material input prices significantly impact operating costs. Resin, fibre and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these global commodities are determined by economic and market conditions. In the first quarter of 2015, resin prices were significantly lower than both the prior quarter and the same quarter last year. At current oil prices, these lower resin prices are expected to continue through the year. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

The long-term fundamentals that support North American housing and OSB demand such as new household formations and immigration are predicted to be strong. Norbord’s European operations are exposed to different market dynamics relative to the North American operations and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company is well positioned to benefit from the continuing recovery in the US housing markets and growing demand in the Company’s core European market.

RESULTS OF OPERATIONS

(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q1
	2015	2014	2014
Return on capital employed (ROCE)	5%	7%	13%
Return on equity (ROE)	-7%	3%	6%
Earnings	(6)	3	7
Per Common Share
Basic earnings	(0.11)	0.06	0.13
Diluted earnings	(0.11)	0.06	0.13
Dividends paid	0.19	0.51	0.54

Sales	259	282	303
Adjusted EBITDA	10	15	27
Depreciation	15	17	13
Investment in property, plant and equipment	10	12	15

Shipments (MMsf–3/8”)
North America	827	895	817
Europe	424	399	434
Indicative Average OSB Price
North Central ($/Msf–7/16”)	193	216	219
South East ($/Msf–7/16”)	175	181	193
Europe (€/m3)[1]	232	248	273

1	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Total sales in the quarter were $259 million, compared to $282 million in the previous quarter and $303 million in the first quarter of 2014. Quarter-over-quarter, total sales decreased by $23 million or 8%. In North America, sales decreased by 10% due to lower OSB prices and shipment volumes primarily attributed to fewer fiscal days in the first quarter of 2015. In Europe, the 5% decline in sales was due to the weakening of the Pound Sterling against the US dollar. Adjusting for the impact of foreign currency translation, sales remained flat. Year-over-year, sales decreased by $44 million or 15%. In North America, sales decreased by 11% due to lower OSB prices. In Europe, sales decreased by 19% due to lower OSB prices and the impact of the weakening Pound Sterling versus the US dollar.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	3

Norbord Focused on North American OSB Market

Markets

In North America, despite the fact that homebuilders lost working days due to poor weather, March year-to-date US housing starts were up 4% versus the same period in 2014 and permits were 8% higher. The consensus forecast from US housing economists stands at approximately 1.15 million starts in 2015, a 14% improvement over last year. Despite the significant rebound in new home construction since 2009, US housing starts remain well below the long-term annual average of 1.5 million.

New home construction activity was held back by the extreme cold weather conditions experienced across much of the continent this winter, driving softer OSB demand. As a result, both North Central and South East benchmark OSB prices remained under pressure in the first quarter. The North Central benchmark averaged $193 per Msf ( 7⁄16-inch basis) for the quarter, compared to $216 per Msf in the previous quarter and $219 per Msf in the same quarter last year. In the South East region, where approximately 55% of Norbord’s North American capacity is located, benchmark prices averaged $175 per Msf in the quarter, compared to $181 per Msf in the prior quarter and $193 per Msf in the same quarter last year.

Approximately half of Norbord’s first quarter OSB sales volume went to the new home construction sector, while the other half went into repair and remodelling, light commercial construction and industrial applications. Management believes that this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

In Europe, panel markets continued to experience demand growth in the first quarter, reflecting improving housing markets and continued OSB substitution in the Company’s core geographies, particularly the UK and Germany. However, OSB prices remain under pressure and were down 9% quarter-over-quarter and 18% year-over-year as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine and the Russian ruble collapse. As a result, first quarter average panel prices were down 4% from the prior quarter and 9% lower than the same quarter last year. Particleboard prices continue to have modest upward momentum, increasing 2% quarter-over-quarter and 1% year-over-year, while medium density fibreboard (MDF) prices (which are less directly impacted by the recovering housing sector) were in line with both comparative quarters.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has traded in a range relative to the Euro that has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK, slowed the flow of Continental European imports and supported Norbord’s export program into the Continent. During the first quarter of 2015, the Pound Sterling strengthened from 1.28 to 1.37 against the Euro, pushing closer to the upper end of the 10-year range.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	4

Operating Results

Adjusted EBITDA (US $ millions)	Q1 2015	Q4 2014	Q1 2014
North America	$6	$6	$17
Europe	7	11	13
Unallocated	(3)	(2)	(3)

Total	$10	$15	$27

Norbord generated Adjusted EBITDA of $10 million in the first quarter of 2015 compared to $15 million in the fourth quarter of 2014 and $27 million in the first quarter of 2014. Quarter-over-quarter, the Adjusted EBITDA decrease was due to lower OSB prices and North American shipment volumes attributed primarily to fewer fiscal days, partially offset by lower resin prices and fewer maintenance shutdown days. Year-over-year, the Adjusted EBITDA decrease was primarily driven by lower OSB prices, partially offset by the benefit of lower resin prices and lower raw material usages.

Major components of the change in Adjusted EBITDA versus comparative periods are summarized in the variance table below:

Adjusted EBITDA variance (US $ millions)	Q1 2015 vs. Q4 2014	Q1 2015 vs. Q1 2014
Adjusted EBITDA – current period	$10	$10
Adjusted EBITDA – comparative period	15	27

Variance	$(5)	$(17)

Mill nets[1]	(6)	(25)
Volume[2]	(4)	(1)
Key input prices[3]	2	5
Key input usage[3]	(2)	3
Mill profit share and bonus	—	1
Maintenance and other[4]	5	—

Total	$(5)	$(17)

[1]	The mill nets variance represents the change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
[2]	The volume variance represents the impact of shipment volume changes across all products.
[3]	The key inputs include fibre, resin, wax and energy.
[4]	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

North America

North American operations generated Adjusted EBITDA of $6 million in the first quarter of 2015 versus $6 million in the fourth quarter of 2014 and $17 million in the first quarter of 2014. Quarter-over-quarter, the benefits of lower resin prices and supplies and maintenance costs were offset by lower OSB prices and shipment volumes due to fewer fiscal days. Year-over-year, the lower Adjusted EBITDA result was primarily driven by significantly lower OSB prices. Lower resin prices and raw material usages and lower mill profit share costs (attributed to the lower Adjusted EBITDA) provided a partial offset.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 3% compared to the fourth quarter of 2014 and 4% compared to the first quarter of 2014. Quarter-over-quarter, unit costs declined as a result of lower resin prices and fewer maintenance shutdown days partially offset by the impact of fewer fiscal days in the first quarter of 2015. Year-over-year, the lower unit cost was primarily driven by increased

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	5

productivity, lower resin prices and raw material usages partially offset by the impact of production curtailments taken in the first quarter of 2015. Excluding the impact of the production curtailments taken in the first quarter of 2015, unit cost decreased by 7% year-over-year.

Norbord’s North American OSB mills produced at approximately 80% of stated capacity in the first quarter of 2015 compared to approximately 75% in the fourth quarter of 2014 and 80% in the first quarter of 2014. Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at approximately 100% of stated capacity in the first quarter of 2015 compared to 95% in the fourth quarter of 2014 (90% based on the restated capacity) and 100% in the first quarter of 2014 (95% based on the restated capacity). Quarter-over-quarter, operating mill capacity utilization (based on fiscal days in each period) increased due to fewer maintenance shutdown days and production curtailments. Year-over-year, operating mill capacity utilization was unchanged, as improved productivity was offset by additional production curtailments. As previously announced, Norbord restated the annual capacity of the Joanna, South Carolina mill from 500 MMsf ( 3⁄8-inch basis) to 650 MMsf effective for 2015 to reflect increased capacity as a result of the wood-handling end project completed in 2014.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for a future restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. These two mills represent 18% of Norbord’s capacity in North America.

Europe

European operations generated Adjusted EBITDA of $7 million in the first quarter of 2015 versus $11 million in the fourth quarter of 2014 and $13 million in the first quarter of 2014. Quarter-over-quarter, Adjusted EBITDA decreased by $4 million due to lower OSB prices and higher fibre and energy prices, partially offset by lower resin prices. Year-over-year, Adjusted EBITDA decreased by $6 million as the benefit of lower resin prices was more than offset by lower OSB prices and the impact of the weakening Pound Sterling versus the US dollar.

Norbord’s European mills produced at approximately 95% of stated capacity in the quarter compared to 105% in the fourth quarter of 2014 (95% based on the restated capacity) and 110% in the first quarter of 2014 (100% based on the restated capacity). Capacity utilization declined compared to both comparative periods primarily driven by the previously announced restatement of the annual capacity of three of the four mills by an aggregate 170 MMsf ( 3⁄8-inch basis) to reflect recent capital investments and improved efficiency.

Margin Improvement Program (MIP)

Margin improvement represents the Company’s single most important operating focus. The prices of resin, fibre and energy, which account for approximately 65% of Norbord’s OSB cash production costs, are determined by economic and market conditions and are, to a large degree, uncontrollable. These costs have risen through most of the past decade and more recently resin prices have declined as oil prices collapsed. The Company realized MIP gains of $7 million in the first quarter of 2015. These gains, measured relative to 2014 at constant prices and exchange rates, limited the unfavourable impact of lower OSB pricing in the first quarter of 2015. Contributions to MIP included improved productivity and improved raw material usage.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	6

FINANCE COSTS, DEPRECIATION AND INCOME TAX

(US $ millions)	Q1	Q4	Q1
	2015	2014	2014
Finance costs	$8	$7	$8
Depreciation	15	17	13
Income tax recovery	(11)	(17)	(1)

Depreciation

The Company uses the units-of-production depreciation method for its production equipment. The fluctuation in quarterly depreciation expense reflects relative changes in production levels by mill.

Income Tax

An income tax recovery of $11 million was recorded on pre-tax loss of $17 million in the first quarter of 2015. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q1
	2015	2014	2014
Cash (used for) provided by operating activities	$(40)	$13	$(26)
Cash (used for) provided by operating activities per share	(0.75)	0.25	(0.49)

Operating working capital	100	65	93
Total working capital	103	94	221
Investment in property, plant and equipment	10	12	15
Net debt to capitalization, market basis	29%	26%	18%
Net debt to capitalization, book basis	53%	51%	41%

At period-end, Norbord had unutilized liquidity of $298 million, comprising $4 million in cash, $239 million in unutilized revolving bank lines and $55 million undrawn under the accounts receivable securitization program.

Senior Secured Notes Due 2023

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to early redeem the outstanding $315 million senior secured notes due 2017 that were assumed upon closing of the Ainsworth merger on March 31, 2015.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due 2020 bear an interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due 2017 bear an interest rate that varies with the Company’s credit ratings. In November 2013, Moody’s Investors Service upgraded the ratings on the Company’s senior secured debt from Ba3 to Ba2, and, accordingly, the interest rate on the 2017 notes decreased by 0.25% from 7.95% to 7.70% effective August 15, 2013.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	7

At April 30, 2015, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Negative	Stable	Stable

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

At period-end, the bank lines contained two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. The IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, other comprehensive income movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents plus letters of credit issued and bank advances. At period-end, the Company’s tangible net worth was $388 million and net debt for financial covenant purposes was $442 million. Net debt to total capitalization, book basis, was 53%.

Subsequent to period-end, the Company amended the revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Ainsworth merger and extended the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016).

Accounts Receivable Securitization

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Subsequent to period-end, the program commitment limit was increased from $100 million to $125 million. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $120 million in accounts receivable, and Norbord recorded cash proceeds of $45 million relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	8

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, was $100 million at period-end compared to $65 million in the prior quarter and $93 million in the prior year. The Company aims to continuously minimize the amount of capital held as operating working capital and takes actions to manage it at minimal levels.

Quarter-over-quarter, operating working capital increased by $35 million due to lower accounts payable and higher accounts receivable and inventory. Lower accounts payable is primarily attributed to the payment of mill profit share and bonuses across the Company and the timing of payments. Higher accounts receivable is primarily due to higher North American and European sales volume in March 2015 relative to December 2014. Higher inventory is the result of the annual seasonal log inventory build in North America.

Year-over-year, operating working capital increased by $7 million due to lower accounts payable partially offset by lower accounts receivable and lower inventory. Lower accounts payable is attributed to the timing of payments and the translation impact of a weaker Pound Sterling relative to the US dollar. Lower accounts receivable is primarily attributed to lower OSB prices and lower inventory is attributed to lower log inventories in North America.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable less bank advances, was $103 million at the end of the first quarter of 2015 compared to $94 million at the end of the prior quarter and $221 million in the prior year. Quarter-over-quarter, the increase is attributed to the higher working capital balance partially offset by lower cash and cash equivalents. Year-over-year, the decrease is primarily attributed to the lower cash and cash equivalents at the end of the first quarter of 2015.

Operating activities consumed $40 million in cash ($0.75 per share) in the first quarter of 2015. Operating activities generated $13 million in cash ($0.25 per share) in the prior quarter and consumed $26 million in cash ($0.49 per share) in the first quarter of 2014. The consumption of cash versus the prior quarter is mainly attributed to the seasonal increase in operating working capital in the first quarter of 2015. The consumption of cash versus the prior year quarter is primarily the result of lower Adjusted EBITDA results in the current quarter.

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

Investment in property, plant and equipment was $10 million in the first quarter of 2015 compared to $12 million in the prior quarter and $15 million in the first quarter of 2014. The decrease versus the prior year quarter is primarily attributable to the larger scope of the capital projects undertaken in the first quarter of 2014.

Norbord’s 2015 investment in property, plant and equipment is expected to be $50 million ($70 million pro forma for the Ainsworth merger), which includes further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

CAPITALIZATION

At April 30, 2015, there were 85.3 million common shares outstanding. In addition, 2.1 million stock options were outstanding, of which 65% were fully vested.

No share repurchases were made under the Company’s normal course issuer bid filed with the TSX that expired on March 5, 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	9

Dividends

The Company has a variable dividend policy which targets the pay-out to shareholders of a portion of expected future free cash flow over the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not seasonality, of the business. During the quarter, the Board of Directors declared a quarterly dividend of CAD $0.25 per common share, which was paid on March 21, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board of Directors retains the discretion to modify, suspend or cancel the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 12 to the condensed consolidated interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the interim consolidated financial statements. The following transactions have occurred between the Company and Brookfield during the normal course of business.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered and cost of goods purchased were less than $1 million.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	10

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share information, unless otherwise noted)	2015 Q1	Q4	Q3	Q2	2014 Q1	Q4	Q3	2013 Q2
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	5%	7%	7%	15%	13%	13%	21%	48%
Return on equity (ROE)	-7%	3%	5%	10%	6%	2%	21%	46%
Cash (used for) provided by operating activities	(40)	13	22	20	(26)	35	63	101
Cash (used for) provided by operating activities per share	(0.75)	0.25	0.41	0.37	(0.49)	0.68	1.18	1.91

SALES AND EARNINGS
Sales	259	282	302	311	303	302	311	365
Adjusted EBITDA	10	15	15	33	27	29	45	102
Earnings	(6)	3	5	11	7	2	27	53
PER COMMON SHARE
Basic earnings	(0.11)	0.06	0.09	0.21	0.13	0.04	0.51	1.00
Diluted earnings	(0.11)	0.06	0.09	0.20	0.13	0.04	0.50	0.99
Dividends paid	0.19	0.51	0.56	0.54	0.54	0.56	0.56	0.59

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	827	895	893	906	817	887	886	810
Europe	424	399	435	395	434	375	386	406
Indicative Average OSB Price
North Central ($/Msf–7/16”)	193	216	216	219	219	245	252	347
South East ($/Msf–7/16”)	175	181	177	199	193	192	207	313
Europe (€/m3)[1]	232	248	258	269	273	276	278	273

[1]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and the payment of mill profit share and bonuses across the Company. Logs are generally consumed in the spring and summer months.

The demand for and price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf ( 7⁄16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $36 million or $0.67 per basic share (pre-tax) ($58 million or $0.68 per basic share (pre-tax) pro forma for the Ainsworth merger). Regional pricing variations, particularly in the Southern US, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, competition premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material input costs, primarily fibre, resin, wax and energy. In each of the last five years, key input prices have increased as the broader US economic recovery gained traction. In 2014, the impact was more moderate as resin prices trended down in the fourth quarter, reversing a decade-long upward trend. In 2015, at current oil prices, lower resin prices are expected to continue.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	11

Norbord has relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, which comprises 11% of its panel production capacity (37% pro forma for the Ainsworth merger). The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $1 million when both of Norbord’s Canadian OSB mills operate at capacity ($3 million pro forma for the Ainsworth merger).

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Costs Related to Ainsworth Merger – Included in the first quarter of 2015 is $4 million ($0.07 per basic and diluted share) of transaction costs related to the business combination with Ainsworth. Included in the fourth quarter of 2014 is $5 million ($0.09 per basic and diluted share) of transaction costs related to the business combination with Ainsworth.

Costs on Early Debt Extinguishment – Included in the fourth quarter of 2013 is a $17 million ($0.32 per basic and diluted share) premium (pre-tax) paid on the early extinguishment of the Company’s outstanding $240 million 6.25% senior notes due in 2015 and a related $3 million ($0.06 per basic and diluted share) write-off of unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.13 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.09 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets. Included in the fourth quarter of 2013 is a $9 million ($0.17 per basic and diluted share) income tax recovery related to the recognition of a non-recurring deferred tax asset. Included in the third quarter of 2013 is a $9 million ($0.17 per basic and diluted share) non-recurring income tax recovery as a result of the recognition and utilization of certain tax attributes that offset taxes previously expensed as well as a reduction in substantively enacted tax rates in the UK.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the three months ended March 28, 2015 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	12

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted EBITDA is earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and other unusual or non-recurring items. Non-recurring items include costs related to the Ainsworth merger. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1	Q4	Q1
	2015	2014	2014
Earnings	$(6)	$3	$7
Add: Finance costs	8	7	8
Add: Costs related to Ainsworth merger	4	5	—
Add: Depreciation	15	17	13
Less: Income tax recovery	(11)	(17)	(1)

Adjusted EBITDA	$10	$15	$27

Operating working capital is accounts receivable plus inventory less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	Mar 28, 2015	Dec 31, 2014	Mar 29, 2014
Accounts receivable	$136	$121	$143
Inventory	130	125	134
Accounts payable and accrued liabilities	(166)	(181)	(184)

Operating working capital	$100	$65	$93

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	Mar 28, 2015	Dec 31, 2014	Mar 29, 2014
Operating working capital	$100	$65	$93
Cash and cash equivalents	4	25	117
Bank advances	(3)	—	—
Tax receivable	2	4	11

Total working capital	$103	$94	$221

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	13

Capital employed is the sum of property, plant and equipment, operating working capital, tax receivable and other assets less any unrealized balance sheet losses included in other liabilities. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, operating working capital, tax receivable and other assets.

(US $ millions)	Mar 28, 2015	Dec 31, 2014	Mar 29, 2014
Property, plant and equipment	$788	$800	$795
Accounts receivable	136	121	143
Tax receivable	2	4	11
Inventory	130	125	134
Accounts payable and accrued liabilities	(166)	(181)	(184)
Other assets	1	—	—

Capital employed	$891	$869	$899

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management and viability of products. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is earnings available to common shareholders divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is an non-IFRS measure and is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal amount of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Mar 28, 2015	Dec 31, 2014	Mar 29, 2014
Long-term debt, principal amount	$440	$440	$440
Add: Other long-term debt	45	—	—
Add: Bank advances	3	—	—
Less: Cash and cash equivalents	(4)	(25)	(117)

Net debt	484	415	323
Less: Other long-term debt	(45)	—	—
Add: Letters of credit	3	3	3

Net debt for financial covenant purposes	$442	$418	$326

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	14

Tangible net worth consists of shareholders’ equity. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011.

(US $ millions)	Mar 28, 2015	Dec 31, 2014	Mar 29, 2014
Shareholders’ equity	$322	$359	$452
Add: IFRS transitional adjustments	21	21	21
Add: Other comprehensive income movement[1]	45	24	(3)

Tangible net worth	$388	$404	$470

[1]	Subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of the Company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of the Company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends,” “pro forma” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; and (15) expectations regarding the amount and timing of dividend payments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	15

involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) various events that could disrupt operations, including natural events and ongoing relations with employees; (7) impact of changes to, or non-compliance with, environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent to a capital intensive industry; (10) impact of future outcomes of certain tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the Forward-Looking Statements section of the 2014 Management’s Discussion and Analysis dated January 27, 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	16